Mail Stop 4561

      December 3, 2007

Thomas Hislop
Chairman
Arizona Land Income Corporation
2999 N. 44th Street, Suite 100
Phoenix, Arizona  85018

Re:	Arizona Land Income Corporation
      Amendment No. 3 to Preliminary Proxy Statement
	File No. 1-09900
      Filed November 19, 2007

Dear Mr. Hislop:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file the following dated supplemental responses as correspondence within EDGAR.

> June 7, 2007
> June 28, 2007
> August 1, 2007
> August 21, 2007
> September 12, 2007
> October 16, 2007

Unaudited Pro Forma Consolidated Financial Statements

2. We assume that the net proceeds from the sale of 1,180,000 shares of POPT for $6.35 million discussed on page 241 is reflected as the adjustment for a stock subscription of $6.232 million in Note (H) on page 251. Revise to clarify and explain why the adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Wilson
Lee at (202) 551-3468. Direct any other questions to the undersigned at (202) 551-3852.


	Sincerely,



	Michael McTiernan
	Special Counsel




Thomas Hislop
Arizona Land Income Corporation
December 3, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561